ORBIS

Warszawa , 2004-07-14

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

04035814

Ref.: 82-5025

PROCESSING SECTION
RECEIVED
JUL 26 2004
181
SEC MAIL
WASH. D.C.

Dear Sirs,

Please find enclosed the text of the Current report no 27/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sadzie Rejonowym

ORBIS S.A.
ul. Bracka 16

Current report no 27/2004

The Management Board of "Orbis" S.A. informs that on July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the "Orbis" S.A. Supervisory Board.

ORBIS

Warszawa , 2004-07-13

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 25/2004 and 26/2004.
Best regards

Krzysztof Gerula

Vice President

Current report no 25/2004

The Management Board of "Orbis" S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Assembly of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Assembly of Shareholders, which accounts for 5.89% of the overall number of votes."

Current report no 26/2004

The Management Board of "Orbis" S.A. hereby informs that it convenes an Extraordinary General Assembly of „Orbis" S.A. Shareholders to be held on August 3, 2004, at 10.00 a.m. in the Company's corporate headquarters, in the conference room of the Orbis S.A. Management Board's Office in Warsaw (Poland), at 16, Bracka street, according to the following agenda:

1. Opening of the General Assembly and election of its Chairperson;
2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting resolutions;
3. Election of the ballot counting committee;
4. Changes in membership of the Supervisory Board;
5. Closing the General Assembly of Shareholders.

The Management Board hereby informs that participation in the General Assembly shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Assembly, i.e. before or on July 26, 2004.

The registered share deposit certificates should be submitted to the Management Board's Office of Orbis S.A. at 16, Bracka street in Warsaw, Poland, room no 224 (II floor), from 9:30 a.m. till 4:30 p.m.